4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES PLANS TO RELEASE RESULTS FROM
THE MEND-CABG STUDY

Live Investor Presentation, Webcast, and Conference Call Scheduled for
8 am Eastern on Monday, December 5, 2005

WINNIPEG, Manitoba – (December 2, 2005) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company today announced plans to release post operative day 30 (POD 30) results from MEND-CABG, the Company's Phase II clinical trial, on Monday morning, December 5, 2005. The MEND-CABG study is a double blinded, parallel group, randomized, placebo-controlled study evaluating Medicure’s FDA Fast Tracked cardioprotective product, MC-1, in 901 patients who underwent coronary artery bypass graft (CABG) surgery. The Company will hold a live investor presentation in New York to be made accessible via conference call and webcast, beginning at 8:00 am Eastern.

Investors are invited to attend the presentation at the New York Palace Hotel located at 455 Madison Avenue in the Holmes I room on the 4th floor.

Notification of Conference Call:
The investor presentation of the MEND-CABG results will be made available by conference call and webcast:

Date:	Monday, December 5, 2005
Time:	8:00 am Eastern Time
Telephone:	1-800-591-6923 or 1-617-614-4907
Passcode:	Medicure
Location:	The New York Palace Hotel
Room: Holmes I
455 Madison Avenue
New York, New York
Webcast:	Available at the Medicure website at www.medicure.com

About MEND-CABG
The MEND-CABG trial is designed to evaluate the cardioprotective and neuroprotective effects of MC-1 in high-risk coronary artery disease patients undergoing CABG surgery. The Phase II study enrolled 901 patients at 42 investigational sites throughout Canada and the United States. The purpose of the study is to evaluate the efficacy of MC-1 in reducing the combined incidence of all vascular deaths, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including postoperative day 30 (POD 30).

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced clinical development
  Three positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com